CKX LANDS, INC.

751 BAYOU PINES EAST, SUITE C

LAKE CHARLES, LA 70601

August 3, 2007

Ms. April Sifford

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, DC 20549-7010

Re: CKX Lands, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Filed March 9, 2007

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Filed May 11, 2007

File No. 1-31905

Dear Ms. Sifford,

We are in receipt of your letter dated July 23, 2007 and provide the following responses/amendments keyed to your comments for your consideration.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Cover Page

1.	Your filing used an outdated Commission file number. Please use the correct Commission file number “1-31905” in your future filings.

Response:	All future filings will have the correct Commission File Number of 1-31905.

Ms. April Sifford

Securities and Exchange Commission

Division of Corporation Finance

Market for the Registrant’s Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities, page 4

2.	You have disclosed an extra dividend of $1.00 per share payable to shareholders of record December 28, 2006. Revise your dividend policy disclosure to clearly articulate what your dividend policy is, and the factors considered by the Board of Directors in declaring your regular quarterly and extra dividend.

Response:	We will revise our current dividend policy to read as follows:

“The Company is currently paying a quarterly dividend of 7¢ per share and intends to maintain quarterly dividends. From time to time, the Company may elect to pay an extra dividend. In determining if an extra dividend will be declared, the Board of Directors will take into consideration the Company’s current liquidity and capital resources and the availability of suitable timberland that has mineral potential.”

Form 10-QSB for the Quarter Ended March 31, 2007

Controls and Procedures, Page 8

3.	Your disclosure refers to significant changes in internal control subsequent to the date of their evaluation. Amend this disclosure to address the requirements of Regulation S-B Item 308(c), which requires disclosure of any change in internal control over financial reporting that occurred during your last fiscal quarter.

Response:	We will change our disclosure to address the requirements of Regulation S-B Item 308(c) and our disclosure will read as follows:

“Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a -15(e) as of March 31, 2007. Based on this evaluation, there has been no change in the Company’s internal control over financial reporting during the quarter ending March 31, 2007 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.”

Ms. April Sifford

Securities and Exchange Commission

Division of Corporation Finance

Exhibits, page 9

4.	Amend this disclosure to file or incorporate by reference all the exhibits required by the exhibit table in Regulation S-B Item 601(a) for Form 10-QSB.

Response:	We will amend this disclosure to file or incorporate by reference all the exhibits required by the exhibit table in Regulation S-B Item 601(a) for Form 10-QSB. Future disclosures will include the following exhibits, incorporate by reference, as well as others that may be required at the filing date:

3.1	Restated/Articles of Incorporation of the Registrant are incorporated by reference to Exhibit (3)-1 to Form 10 filed April 29, 1981.

3.2	Amendment to Articles of Incorporation of the Registrant is incorporated by reference to Exhibit (3.2) to Form 10-K for year ended December 31, 2003.

3.3	By-Laws of the Registrant are incorporated by reference to Exhibit (3.3) to Form 10-K for year ended December 31, 2003.

Ms. April Sifford

Securities and Exchange Commission

Division of Corporation Finance

Exhibit 32

5.	In a full amended filing, provide signed and dated certifications required by Section 906 of the Sarbanes-Oxley Act of 2002.

Response: We will provide signed and dated certifications required by Section 906 of the Sarbanes-Oxley Act of 2002 in all future filing in the following format:

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2003

(18 U.S.C. SECTION 1350)

In connection with the Quarterly Report of CKX Lands, Inc., a Louisiana corporation (the “Company”), on Form 10-QSB for the quarter ended March 31, 2007 as filed with the Securities and Exchange Commission (the “Report”), I, Arthur Hollins, III, Chief Executive Officer of the Company, and Brian R. Jones, Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: May 9, 2007	/s/ Arthur Hollins, III
Arthur Hollins, III
President and Chief Executive Officer

Date: May 9, 2007	/s/ Brian R. Jones
Brian R. Jones
Treasurer and Chief Financial Officer

Ms. April Sifford

Securities and Exchange Commission

Division of Corporation Finance

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely appreciate your comments and hope that our responses meet your compliance review.

If you should have any questions regarding the Company’s responses, please contact me at (337) 310-0547.

Sincerely,

/s/ Brian R. Jones
Brian R. Jones
Treasurer and Chief Financial Officer